

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Manish Jhunjhunwala
Chief Executive Officer
WinVest Acquisition Corp.
125 Cambridgepark Drive, Suite 301
Cambridge, MA 02140

> **Re: WinVest Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2023**
> **File No. 001-40796**

Dear Manish Jhunjhunwala:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction

cc: Matthew L. Fry, Esq.